SUPPLEMENT NO. 2 TO	FILED PURSUANT TO RULE 424(b)(3)
PROSPECTUS DATED OCTOBER 12, 2012	REGISTRATION NO. 333-181164

Inland Real Estate Corporation

UP TO $150,000,000 AGGREGATE OFFERING PRICE OF COMMON STOCK

This Supplement No. 2 supplements and should be read in conjunction with, and is subject to the limitations and qualifications set forth in, the prospectus of Inland Real Estate Corporation, dated October 12, 2012 (the “base prospectus,” and together with the prospectus supplement dated November 13, 2012 and filed with the Securities and Exchange Commission on November 16, 2012, the “prospectus”), filed in connection with the offer and sale of shares of our common stock, par value $0.01 per share, having an aggregate offering price of up to $150,000,000 from time to time through BMO Capital Markets Corp., Jefferies & Company, Inc. and KeyBanc Capital Markets Inc. (each a “Sales Agent,” and collectively the “Sales Agents”) by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale in negotiated transactions, or as otherwise agreed with the Sales Agents.  Unless otherwise defined in this Supplement No. 2, capitalized and other defined terms used herein have the same meanings as set forth in the prospectus.

This Supplement No. 2 supplements, and to the extent inconsistent with, replaces, the discussion under the heading “Material United States Federal Income Tax Consequences” in the base prospectus, which was part of the registration statement on Form S-3 (Registration No. 333-181164), as amended, which was filed under the Securities Act of 1933, as amended, with the Securities and Exchange Commission on May 4, 2012 and declared effective on November 6, 2012.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of the base prospectus and beginning on page  S-4 of the prospectus supplement dated November 13, 2012 and filed with the Securities and Exchange Commission on November 16, 2012 and in the documents we incorporate by reference, including our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BMO Capital Markets	Jefferies	KeyBanc Capital Markets

The date of this prospectus supplement is September 12, 2013.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion should replace the discussion under the heading “Material United States Federal Income Tax Consequences—Taxation of Non-U.S. Holders—Additional Withholding and Reporting Requirements Relating to Foreign Accounts” on page 51 of  the prospectus.

Recently enacted amendments to the Code generally impose a U.S. federal withholding tax of 30% on certain types of payments made to a foreign financial institution or a non-financial foreign entity. The required withholding would not begin until January 1, 2014 with respect to dividends paid on our capital stock, and January 1, 2017 with respect to gross proceeds from sales or exchanges of our capital stock. After the applicable effective date with respect to a payment, the 30% withholding tax will apply (i) to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. government to undertake to obtain and provide to the U.S. tax authorities substantial information regarding certain direct and indirect U.S. accountholders and to collect the withholding tax on payments to certain accountholders (generally where the actions of the accountholders prevent compliance with reporting and other requirements), and the foreign financial institution meets certain other specified requirements or (ii) to a non-financial foreign entity unless the nonfinancial foreign entity certifies that it does not have any direct or indirect substantial U.S. owners or provides the name, address and taxpayer identification number of each direct and indirect substantial U.S. owner, and the non-financial foreign entity meets certain other specified requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any withholding taxes. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our capital stock.

The following discussion has been inserted into the prospectus immediately following the section captioned “Material United States Federal Income Tax Consequences—Other Tax Consequences” on page52.

Recent Legislative Changes

The American Taxpayer Relief Act of 2012, or ATRA, was enacted on January 2, 2013. Certain provisions of U.S. federal income tax law relating to individual ordinary income tax rates, capital gain taxation (including the taxation of capital gain dividends) and the applicability of capital gain rates to dividends designated as “qualified dividend income” were scheduled to “sunset” and revert to provisions of prior law for taxable years beginning after December 31, 2012. ATRA has modified those rules. For taxable years beginning after 2012, for noncorporate taxpayers, the highest ordinary income tax rate is 39.6% and both the maximum capital gain tax rate (for gain other than “unrecaptured section 1250 gain”) and the maximum rate applicable to qualified dividend income generally is 20%, without taking into account the 3.8% Medicare tax, discussed in this prospectus under “Material United States Federal Income Tax Consequences—Taxation of U.S. Holders—Net Investment Income.”